UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83548F200

(CUSIP Number)

AJP Holding Company, LLC

P.O. Box 2729

Sunnyvale, CA 94087

408-507-9307

with a copy to:

William N. Haddad, Esq.

Kirill Y. Nikonov, Esq.

Venable LLP

Rockefeller Center, 1270 Avenue of the Americas, 24th Floor

New York, NY 10020

(212) 307-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F200	Schedule 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON AJP Holding Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 13,928,571(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,928,571(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,928,571(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Beneficial ownership of the shares of Common Stock owned by AJP Holding Company, LLC is also attributable to Jeffrey Wang, the sole manager of AJP Holding Company, LLC, and, thus, is reported by more than one Reporting Person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 83548F200	Schedule 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 13,928,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,928,571
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,928,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83548F200	Schedule 13D	Page 4 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Sonim Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: 6500 River Place Boulevard, Bldg. 7, S#250, Austin, TX, 78730.

Item 2.	Identity and Background.

(a)	This Statement is filed jointly by AJP Holding Company, LLC, a Delaware limited liability company (“AJP”), and Jeffrey Wang, a citizen of the United States of America (“Mr. Wang,” together with AJP, the “Reporting Persons”), with respect to the Common Stock directly held by AJP. Mr. Wang is the sole manager of AJP and has voting and dispositive control with respect to the Common Stock owned by AJP, subject to the Purchaser Support Agreement, as defined in this Statement, with respect to the entirety of the shares of Common Stock owned by AJP as described below.

(b)	The address of the principal business office for each of the Reporting Persons is P.O. Box 2729 Sunnyvale, CA 94087.

(c)	(1) AJP is a Delaware limited liability company of which Mr. Wang is the sole manager. AJP has been formed to act as a private investment entity for Mr. Wang and his family members. (2) Mr. Wang is a Software Engineer at Plaid Inc., a California-based financial services company, and a member of the Board of Directors of the Issuer, which is a provider of ultra-rugged mobility solutions. The business address of Plaid Inc. is 1098 Harrison St San Francisco, CA 94103. The business address of the Issuer is 6500 River Place Boulevard, Bldg. 7, S#250, Austin, TX, 78730.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 83548F200	Schedule 13D	Page 5 of 11 Pages

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	AJP is a Delaware limited liability company. Mr. Wang is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The entirety of the shares of Common Stock reported herein is held by AJP and was acquired for an aggregate purchase price of approximately $11,699,999.64, using the cash reserves of AJP pursuant to a certain subscription agreement by and between the Issuer and AJP dated April 14, 2022 (the “Subscription Agreement”), provided that the first closing contemplated by the Subscription Agreement was consummated on July 13, 2022, following the approval of the Subscription Agreement by the Issuer’s securityholders. The entirety of the purchase price paid by AJP was comprised of the funds remitted by or for the benefit of the members of AJP and was transferred to AJP in the form of capital contribution.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock owned by them for investment purposes. The Reporting Persons believed the securities of the Issuer represented an attractive investment opportunity and have invested in the securities based on their review of the business of the Issuer and belief in the long term value of the Issuer and its securities.

The Subscription Agreement entails two closings and the acquisition of 20,833,333 shares of Common Stock for the aggregate purchase price of $17,500,000 (provided that 952,381 shares of Common Stock were paid for and issued to the person designated by the Reporting Persons). The Reporting Persons intend to proceed with the second closing pursuant to the terms of the Subscription Agreement.

The Subscription Agreement further provided for the change in control of the Issuer, appointment of a new Chief Executive Officer of the Issuer, Peter Liu, and appointment of three new independent directors of the Issuer and resignation of two existing directors of the Issuer.

CUSIP No. 83548F200	Schedule 13D	Page 6 of 11 Pages

The Reporting Persons have communicated and intend to continue to communicate with the Issuer’s management and board of directors (the “Board”) about, and may enter into negotiations and agreements with them regarding, among other things, the Issuer’s operations, management, Board composition, ownership, capital or corporate structure, sale transactions, dividend and buyback policies, strategy and plans, including any transactions involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or oppose, and have communicated with and intend to continue to communicate with third parties, including potential targets, acquirers, service providers and financing sources, regarding the Issuer and the foregoing and a broad range of operational and strategic matters, and the exploration and/or development of plans and/or proposals (whether preliminary or final) with respect to the foregoing. The Reporting Persons additionally anticipates exploring the suggestion of the expansion of the Board of Directors of the Issuer with more directors including independent directors. The Reporting Persons have and may continue to exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Common Stock or other securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of Common Stock without affecting their beneficial ownership of the shares of Common Stock or adjust their exposure to the shares of Common Stock in ways that would affect their beneficial ownership of the shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based on the Issuer’s disclosure in Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2022.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 83548F200	Schedule 13D	Page 7 of 11 Pages

(c) On July 13, 2022, the Issuer and AJP consummated the first closing pursuant to the terms and conditions of the Subscription Agreement, and the Company issued and sold 14,880,952 shares of the Common Stock for the aggregate purchase price of twelve million five hundred thousand dollars ($12,500,000) or $0.84 per share. At the first closing, 13,928,571 shares of Common Stock were issued to AJP and 952,381 shares of Common Stock were issued to Peter Liu, Chief Executive Officer of the Company, as designated by AJP pursuant to the Subscription Agreement.

(d) No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information regarding the Subscription Agreement is set forth in Items 3 and 4 and is incorporated herein by reference.

In accordance with the terms of the Subscription Agreement, on July 13, 2022, the Issuer and AJP entered into a support agreement (the “Purchaser Support Agreement”), whereby AJP agreed, among other things, to vote the shares of Common Stock owned by AJP in favor of the election of the Continuing Directors (as such term defined in the Subscription Agreement), as well as such other matters set forth in the Purchaser Support Agreement. The Purchaser Support Agreement also requires, as a condition to AJP transferring any shares of Common Stock owned by AJP, that the acquirer of such shares of Common Stock agrees to be bound by the terms of the Purchaser Support Agreement. The Purchaser Support Agreement will terminate upon the Director End Time (as such term defined in the Subscription Agreement).

As a non-employee director of the Issuer, Mr. Wang may be entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated July 18, 2022.

Exhibit B:	Power of Attorney, dated July 13, 2022.

CUSIP No. 83548F200	Schedule 13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2022

AJP Holding Company, LLC

/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Manager

Jeffrey Wang

/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Individual

CUSIP No. 83548F200	Schedule 13D	Page 9 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 18, 2022

AJP Holding Company, LLC

/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Manager

Jeffrey Wang

/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Individual

CUSIP No. 83548F200	Schedule 13D	Page 10 of 11 Pages

EXHIBIT B

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Hao (Peter) Liu and Clayton Crolius, or either of them acting singly, and with full power of substitution and resubstitution, the undersigned’s true and lawful attorney-in-fact (each of such persons and their substitutes being referred to herein as the “Attorney-in-Fact”), with full power to act for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to:

1. Prepare, execute, and submit to the Securities and Exchange Commission (“SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required or considered by the Attorney-in-Fact to be advisable under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) or any rule or regulation of the SEC;

2. Prepare, execute and submit to the SEC, Sonim Technologies, Inc. (the “Company”), and/or any national securities exchange on which the Company’s securities are listed any and all reports (including any amendments thereto) the undersigned is required to file with the SEC, or which the Attorney-in-Fact considers it advisable to file with the SEC, under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder, or under Rule 144 under the Securities Act of 1933 (“Rule 144”), with respect to any security of the Company, including Forms 3, 4 and 5, Schedules 13D and 13G, and Forms 144; and

3. Obtain, as the undersigned’s representative and on the undersigned’s behalf, information regarding transactions in the Company’s equity securities from any third party, including the Company and any brokers, dealers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such third party to release any such information to the Attorney-in-Fact.

The undersigned acknowledges that:

a) This Power of Attorney authorizes, but does not require, the Attorney-in-Fact to act in his or her discretion on information provided to such Attorney-in-Fact without independent verification of such information;

b) Any documents prepared or executed by the Attorney-in-Fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information as the Attorney-in-Fact, in his or her discretion, deems necessary or desirable;

c) Neither the Company nor the Attorney-in-Fact assumes any liability for the undersigned’s responsibility to comply with the requirements of Section 13 or Section 16 of the Exchange Act or Rule 144, any liability of the undersigned for any failure to comply with such requirements, or any liability of the undersigned for disgorgement of profits under Section 16(b) of the Exchange Act; and

CUSIP No. 83548F200	Schedule 13D	Page 11 of 11 Pages

d) This Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under Section 13 or Section 16 of the Exchange Act, including, without limitation, the reporting requirements under Section 13 or Section 16 of the Exchange Act.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done in connection with the foregoing, as fully, to all intents and purposes, as the undersigned might or could do in person, hereby ratifying and confirming all that the Attorney-in-Fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by authority of this Power of Attorney.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 or 5 or Schedules 13D or 13G or Forms 144 with respect to the undersigned’s holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. This Power of Attorney revokes all previous powers of attorney with respect to the subject matter of this Power of Attorney.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of July 13, 2022.

/s/ Jeffrey Wang
Signature

Name:	Jeffrey Wang
Title:	individually and as the Manager
of AJP Holding Company, LLC